Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne,
Victoria, 3051
Australia

Appendix 4D

Half-year ended

June 30, 2026

Results announcement to the market

Current Reporting Period:	**June 30, 2026**
Previous Reporting Period:	June 30, 2025

This page and the following pages comprise the half-year information given to the ASX under Listing Rule 4.2A.

The results are prepared in accordance with International Financial Reporting Standards (IFRS), and also comply with Australian Accounting Standards. Amounts are presented in US dollars (US$).

Revenue and net profit/(loss)

	6 months to June 30, 2026	Change	Change	Change	6 months to June 30, 2025
	US$'000		US$'000	%	US$'000
Revenue from contracts with customers	477,350	Up	86,991	22	390,359
Profit/(loss) after income tax for the year attributable to	38,330	Up	40,622	1,772	(2,292)
Total comprehensive income for the period attributable to members	9,458	Up	6,203	191	3,255

No dividend was proposed or paid. Should any dividends be paid in the future, no assurances can be given as to the level of franking credits attaching to such dividends.

	June 30, 2026	June 30, 2025
	Cents	Cents
Profit/(loss) per share	11.30	(0.68)
Net tangible assets per share	(83.00)	(68.37)
Dividend per share	-	-

1

Explanation of results Telix continues to deliver strong revenue growth, with the Company generating total revenue of $477,350,000 for the half-year (2025: $390,359,000) with associated cost of sales of $217,001,000 (2025: $181,736,000). Gross profit increased to $260,349,000 for the half-year (2025: $208,623,000). As Telix continues to grow and scale, operating expenditure in the half-year totalled $259,562,000 (2025: $197,128,000). Included within operating expenditure was $123,828,000 (2025: $81,583,000) related to R&D activities for the Company's assets and development programs. Telix also recorded other income generated from our collaboration with Regeneron Pharmaceuticals, Inc. of $40,000,000 (2025: $nil) and other gains of $5,575,000 (2025: losses of $1,105,000). Telix recorded an operating profit for the half-year of $46,362,000 (2025: $10,390,000), primarily driven by continued strong growth in U.S. sales of Illuccix and Gozellix and other income associated with the collaboration with Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN). Finance income totaled $2,274,000 (2025: $3,616,000) and finance costs were $19,388,000 for the half-year (2025: $18,842,000). Income tax benefit for the half-year was $9,082,000 (2025: $2,544,000), leading to a net profit for the period of $38,330,000 (2025: loss of $2,292,0000). For further commentary on the Company’s results and other information required by Listing Rule 4.2A, please refer to the Company's investor releases and Interim Report, including the Financial review and Financial report lodged with the ASX today. Auditor's review This report is based on the Interim financial report for the half-year ended June 30, 2026 of Telix Pharmaceuticals Limited and its controlled entities, which has been reviewed by PricewaterhouseCoopers (PwC). The Independent auditor’s review report provided by PwC is included in the Interim financial report. The Appendix 4D and Interim financial report for the half-year ended June 30, 2026 have been approved for release by the Board of Directors. Shomalin Naidoo Company Secretary (Interim) August 20, 2026 2

Telix Pharmaceuticals Limited ACN 616 620 369 Interim Report June 30, 2026 Lodged with the ASX under Listing Rule 4.2A Directors' report 3 Auditor’s independence declaration 21 Interim financial report 22 Directors’ declaration 42 Independent auditor's review report 43 Glossary of terms and abbreviations 45 Company directory 46 1

2

Directors' report 3

Directors The Board of Directors of Telix Pharmaceuticals Limited is pleased to present its report on the consolidated entity (Group) for the half-year ended June 30, 2026 (H1 2026). The Group consists of Telix Pharmaceuticals Limited (Telix) and its wholly owned or controlled subsidiaries. The following persons were Directors of Telix Pharmaceuticals Limited during the half-year ended June 30, 2026 and up to the date of this report: Name Title Christian Behrenbruch Managing Director and Group Chief Executive Officer David Gill Non-Executive Director (appointed May 11, 2026) William Jellison Non-Executive Director (appointed May 11, 2026) Marie McDonald Non-Executive Director Mark Nelson1 Non-Executive Director and Interim Chair (Interim Chair appointed February 3, 2026) Tiffany Olson Non-Executive Director and Chair (resigned February 3, 2026) Maria Rivas Non-Executive Director (appointed May 11, 2026) Jann Skinner Non-Executive Director Operating and financial review The following discussion and analysis are based upon and should be read together with our consolidated interim financial statements and the accompanying notes and other financial information included elsewhere in this Interim Report. This discussion includes both historical information and forward-looking information based upon current expectations that involve risk, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in our previously filed 2025 Annual Report. Our interim consolidated financial statements as of June 30, 2026 and December 31, 2025 and for the periods ended June 30, 2026 and June 30, 2025 have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. Operating review Telix is a commercial-stage global radiopharmaceutical company, advancing targeted theranostics to improve outcomes for people with cancer across the patient journey. Theranostics pairs a precision diagnostic with a targeted therapy to both diagnose and treat disease. Telix continued to execute against its integrated growth strategy during H1 2026, underpinned by five core areas of focus: advancing its late-stage therapeutic pipeline, growing its industry-leading Precision Medicine business, strengthening its commercial execution, investing in its next generation R&D portfolio, and expanding its vertically integrated manufacturing and distribution capabilities. This model is designed to support sustainable growth by using commercial revenues to fund the development of additional late-stage therapeutic and diagnostic product candidates, while building the infrastructure required to bring radiopharmaceutical products to patients at scale. The Group’s commercial performance continued to provide a strong platform for investment in future growth. Revenue from contracts with customers increased to $477.3 million for the period, up 22% compared with the period ended June 30, 2025, driven primarily by continued demand for Illuccix® and Gozellix® in the U.S. and supported by a full six months of contribution from RLS Radiopharmacies. Precision Medicine revenue increased 27%, reflecting higher sales volumes, pricing and market share gains for Telix's commercial PSMA-PET2 imaging franchise. The costs associated with such sales and our operating and other expenses resulted in a profit after tax of $38.3 million for the period ended June 30, 2026, compared with a loss after tax of $2.3 million for the period ended June 30, 2025. Telix increased R&D investment in H1 2026 to support both near-term and long-term growth opportunities. R&D costs increased to $123.8 million for H1 2026, up 52% compared with H1 2025, primarily reflecting investment in late-stage therapeutic assets and regulatory filings across the Precision Medicine portfolio: • TLX591-Tx (lutetium-177 (177Lu) rosopatamab tetraxetan), a therapeutic radio antibody-drug conjugate (rADC), being evaluated in the Phase 3 ProstACT Global clinical trial for the treatment of patients with prostate cancer3. INTERIM REPORT 2026 4 1 Dr. Nelson was appointed Interim Chair of the Board following Tiffany Olson's resignation as Chair and Non-Executive Director, effective February 3, 2026. 2 Imaging of prostate-specific membrane antigen with positron emission tomography. 3 ClinicalTrials.gov ID: NCT06520345.

• TLX250-Tx (lutetium (177Lu) girentuximab tetraxetan), a therapeutic rADC being evaluated in the Phase 2/3 LUTEON trial for the treatment of patients with kidney cancer1. • TLX101-Tx (131I-iodofalan), a therapeutic small molecule being evaluated in the Phase 2/3 IPAX BrIGHT trial for the treatment of patients with glioblastoma (brain cancer)2. • TLX591-Px/TLX007-Px (68Ga-PSMA-11) for prostate cancer imaging in the pre-biopsy setting (BiPASS™)3. • TLX101-Px (Pixclara®4, floretyrosine F 18) for glioma (brain cancer) imaging. • TLX250-Px (Zircaix®4, zirconium-89 (89Zr) girentuximab senvedoxam) for kidney cancer imaging. In April 2026, Telix refinanced its existing Convertible Bonds due in 2029 on improved terms, lowering the cost of funding and extending its financial flexibility. This transaction was undertaken ahead of maturity and the new Convertible Bonds due in 2031 provide greater flexibility as the Company continues to invest in growth. Also in April 2026, the Group entered into a strategic collaboration with Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) to jointly develop and commercialize next-generation radiopharmaceutical therapies. The collaboration combines Telix’s radiopharmaceutical development and manufacturing capabilities with Regeneron’s antibody discovery and oncology expertise. Under the collaboration, the parties will co-develop and co-commercialize multiple therapeutic programs on a 50/50 cost- and profit-sharing basis. Telix received a payment of $40.0 million on entering the collaboration agreement in respect of four initial therapeutic programs, with Regeneron holding options to expand the collaboration to additional programs. Telix continued to expand its vertically integrated manufacturing and distribution infrastructure during H1 2026, supporting both current commercial supply and future therapeutic product delivery. Telix Manufacturing Solutions (TMS) reported $146.2 million total segment revenue, which includes $88.7 million from third-party product sales and service fees, and $57.5 million internal revenue5, reflecting growth in sales of Illuccix® and Gozellix® through the RLS network and contributing to Group gross margin improvement. During the reporting period, the Company announced that it had appointed three additional Non-Executive Directors (NEDs), effective May 11, 2026, as part of Board expansion and succession planning6. David Gill, Maria Rivas, MD, and William (Bill) Jellison further strengthen the Board’s clinical, commercial, financial and governance expertise, enhancing the Company’s capabilities as a dual-listed, commercial-stage biopharmaceutical company. Mr. Gill is expected to be appointed as Chair in due course, succeeding Dr. Mark Nelson who will remain on the Board as NED. Progress for the half-year ended June 30, 2026 is outlined in the following table: TLX591-Tx (lutetium (177Lu) rosopatamab tetraxetan): • Part 1 of ProstACT Global: Phase 3 trial of lead prostate cancer therapy candidate, met safety and dosimetry objectives with no new safety signals observed7. Data presented in late-breaking oral session at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, Illinois (U.S.)8. • Part 2 of ProstACT Global: United States Food and Drug Administration (FDA) alignment on protocol, statistical analysis plan, and ongoing safety monitoring plan9. Continues to enroll well in regions where recruitment is open including Australia, Canada, New Zealand, Singapore, South Korea, Türkiye and the United Kingdom. TLX250-Tx (lutetium (177Lu) girentuximab tetraxetan): • First patient dosed in LUTEON10, a pivotal trial of TLX250-Tx as a monotherapy in advanced clear cell renal cell carcinoma (ccRCC). TLX101-Tx (131I-iodofalan): • First patient cohort fully enrolled in Part 1 of IPAX BrIGHT, an international, multi- center pivotal trial of TLX101-Tx in patients with recurrent glioblastoma11. • Completed patient enrollment in IPAX-2, a Phase 1 study evaluating TLX101-Tx in patients with newly diagnosed glioblastoma, with no dose-limiting toxicities observed to date12. INTERIM REPORT 2026 5 1 ClinicalTrials.gov ID: NCT07197580. 2 ClinicalTrials.gov ID: NCT07100730. 3 ClinicalTrials.gov ID: NCT07052214. 4 Brand name subject to final regulatory review. 5 Inter-segment revenue is eliminated on consolidation, refer to note 3 of the Interim financial report lodged today with the ASX. 6 Telix ASX disclosures April 2, 2026 and April 9, 2026. 7 Telix media release March 9, 2026. ClinicalTrials.gov ID: NCT06520345. 8 Telix media release June 2, 2026. Barata et al. J Clin Oncol 44, LBA5009. 2026. 9 Telix ASX disclosure July 2, 2026. Initiation of Part 2 in the U.S. remains subject to the FDA’s review of an Investigational New Drug (IND) amendment. 10 Telix media release July 21, 2026. ClinicalTrials.gov ID: NCT07197580. 11 Telix ASX disclosure July 21, 2026. ClinicalTrials.gov ID: NCT07100730. 12 Telix media release May 19, 2026. ClinicalTrials.gov ID: NCT05450744. Deliver our late-stage therapeutic pipeline

Regeneron collaboration • Entered into a strategic collaboration with Regeneron to jointly develop and commercialize next-generation radiopharmaceutical therapies1. • The collaboration combines Telix’s radiopharmaceutical development, manufacturing and supply chain capabilities with Regeneron’s leading antibody discovery and development platforms, creating a framework to advance multiple novel oncology programs and further strengthen Telix’s position in precision medicine. TLX597-Tx (177Lu-DOTA-HYNIC-panPSMA): • OPTIMAL-PSMA Phase 2 trial evaluating TLX597-Tx for mCRPC completed patient enrollment2. Trial design and rationale published in European Urology Focus3 and the Journal of Nuclear Medicine4. • First patients dosed in the OPTIMAL-e Phase 2 trial, evaluating TLX597-Tx for metastatic hormone sensitive prostate cancer5. TLX400-Tx (177Lu-DOTAGA.Glu.(FAPi)2) • Results demonstrating encouraging clinical anti-tumor activity and safety profile in medullary thyroid cancer published in the European Journal of Nuclear Medicine and Molecular Imaging (EJNMMI) Research6. TLX300-Px (89Zr-olaratumab): • Telix continues to dose patients in ZOLAR, a Phase 1, first-in-human (FIH) imaging study for patients with advanced, metastatic soft tissue sarcoma (STS) and other platelet derived growth factor receptor alpha (PDGFRα) positive tumors, aiming to demonstrate proof of concept for therapy7. TLX090-Tx (153Sm-DOTMP): • Telix continues to dose patients in SOLACE, a Phase 1 study for pain palliation in patients with osteoblastic bone metastases from prostate and breast cancers8. Illuccix® (TLX591-Px, 68Ga PSMA-11): • Approved in 24 countries worldwide9. • China: New Drug Application (NDA) under review by the Chinese National Medical Products Administration (NMPA) Center for Drug Evaluation (CDE)10. • Japan: Dosed first patient11 and completed enrollment12 in Phase 3 Japan registrational study13. Preparing NDA with clinical data from the Phase 3 local study intended to support the application. Conditional Approval application under Pharmaceuticals and Medical Devices Agency (PMDA) review14. BiPASS™: • Phase 3 study of Illuccix® and Gozellix® for prostate cancer imaging in the pre- biopsy setting, enrollment nearing completion. INTERIM REPORT 2026 6 1 Telix ASX disclosure April 13, 2026. 2 Telix LinkedIn June 25, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12625000971437. 3 Sheehan-Dare et al. Eur Urol Focus. 2026. 4 Khan et al. J Nucl Med. 2026. 5 Telix media release July 16, 2026. Australian New Zealand Clinical Trials Registry ID: ACTRN12626000034336. 6 Ballal et al. EJNMMI Res. 2026. 7 ClinicalTrials.gov ID: NCT06537596. 8 ClinicalTrials.gov ID: NCT07197645. 9 Australia, Austria, Belgium, Brazil, Canada, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Slovakia, Spain, Sweden, UK, U.S. 10 Telix media release January 20, 2026. 11 Telix media release January 29, 2026. 12 Telix media release July 17, 2026. 13 Japan Registry of Clinical Trials identifier: JRCT2031250473. 14 Telix media release January 20, 2026. Build the next generation of radio- pharmaceuticals Grow our industry- leading Precision Medicine business

TLX101-Px, (floretyrosine F 18) for glioma (brain cancer) imaging: • Resubmitted NDA accepted by U.S. FDA for Pixclara1 with a PDUFA2 goal date of September 11, 20263. • Marketing Authorization Application (MAA) for Pixlumi®1 in Europe validated and accepted for review4. • Investigational New Drug (IND) application successfully cleared, with Study May Proceed notification received from FDA for Phase 3 registrational study for indication expansion for the diagnosis of brain metastases. Zircaix1 (TLX250-Px, zirconium-89 (89Zr) girentuximab senvedoxam) for kidney cancer imaging: • Continued to progress U.S. Biologics License Application (BLA) resubmission with final Chemistry, Manufacturing and Controls (CMC) documentation nearing completion. Telix has been granted an extension of the BLA resubmission, following receipt of a corrected Complete Response Letter (CRL)5. Telix continues to work closely with the FDA to ensure the resubmission package comprehensively addresses all outstanding CRL items. TMS North Melbourne • Opened in partnership with the Melbourne Theranostic Innovation Centre (MTIC)6. The purpose-built facility combines radiochemistry laboratories, clinical product manufacturing, patient dosing and imaging that aims to provide advanced clinical infrastructure and R&D capabilities to accelerate the development of targeted radiopharmaceuticals. TMS Seneffe (Brussels South) • Successfully completed its first Good Manufacturing Practice (GMP) production run of a lutetium-based therapeutic candidate, representing a significant operational milestone and further validating the facility’s capabilities to support the manufacture of Telix’s next-generation therapeutics. TMS Yokohama • Installed ARTMS’ QUANTM® Irradiation System (QIS®) at TMS Yokohama (Japan), expanding isotope production capabilities and enabling local Zirconium-89 (89Zr) manufacturing to support Telix’s portfolio. The installation represents further progress in scaling the ARTMS network and advancing toward the Company’s target of 50 QIS® installations globally by the end of 2026. Prospects and likely developments The future prospects of Telix's growth and operational targets will be assisted by: • continued revenue growth of Illuccix® and Gozellix®. • marketing authorization and successful commercial launches of follow-on imaging agents: Pixclara1 (TLX101-Px) and Zircaix1 (TLX250-Px). • advancement of the therapeutic pipeline. • integration and expansion of the RLS business. • operationalization of the TMS network. More information relating to the factors that could affect our growth and operational targets is provided in the Risk Factors section of Telix's 2025 Annual Report. INTERIM REPORT 2026 7 1 Brand name subject to final regulatory approval. 2 Prescription Drug User Fee Act. 3 Telix ASX disclosure April 10, 2026. 4 Telix media release May 1, 2026. 5 Corrected CRL issued April 10, 2026. 6 Telix media release July 16, 2026. Grow our industry- leading Precision Medicine business (contd.) Expand our global infrastructure for product delivery

Financial review In 2026, Telix continues on a significant growth trajectory, driven by the global commercial success of Illuccix® and Gozellix®. As the Company advances toward near-term regulatory milestones and progresses a promising pipeline of therapeutic candidates, these strategic investments in our late-stage candidates are positioning Telix to deliver its next phase of growth and make a meaningful difference to patients' lives, underpinned by a resilient and diversified business model with multiple revenue streams. Our operations have been financed primarily through cash generated by our commercial operations and the issuance of Ordinary Shares and Convertible Bonds. Reported profit after tax attributable to Telix Shareholders was $38.3 million for the period ended June 30, 2026, compared to a loss of $2.3 million for the period ended June 30, 2025. The net profit reflects the impact of income on entering our strategic collaboration with Regeneron, and continued success in our commercial businesses, allowing us to increase investment in our Therapeutic pipeline. Our total comprehensive income was $9.5 million for the period ended June 30, 2026, compared to $3.3 million for the period ended June 30, 2025. We expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates. In addition, if and when we seek and obtain regulatory approval to commercialize additional product candidates, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our total comprehensive income or loss may fluctuate significantly from period-to- period, depending on the timing of our clinical trials and our expenditures on other research and development activities. The following table sets forth a summary of the Group's Consolidated statement of comprehensive income for the periods ended June 30, 2026 and June 30, 2025. INTERIM REPORT 2026 8 $477.3M 55% $38.3M $51.9M Total Group revenue Gross margin Net profit after tax Adjusted EBITDA Grew 22% from H1 2025 driven by continued Precision Medicine growth and our market- leading two product strategy Reflects product mix across Precision Medicine and TMS. Improvement driven by operational efficiencies and strong Precision Medicine performance Includes $40.0M received from our collaboration with Regeneron and $10.8M in non-cash interest unwind, net of gain on repurchase of Convertible Bonds Delivered a positive Adjusted EBITDA of $51.9M while increasing investment in our product pipeline

TELIX PHARMACEUTICALS

INTERIM REPORT 2026

	Half-year ended		HY 2026 vs. 2025	
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000	%
	(in thousands, except percentage and per share data)			
Continuing operations				
Revenue from contracts with customers	477,350	390,359	86,991	22
Cost of sales	(217,001)	(181,736)	(35,265)	19
Gross profit	**260,349**	**208,623**	**51,726**	**25**
Other income	40,000	-	40,000	*
Research and development costs	(123,828)	(81,583)	(42,245)	52
Selling and marketing expenses	(58,358)	(48,973)	(9,385)	19
Manufacturing and distribution costs	(28,713)	(18,849)	(9,864)	52
General and administration costs	(48,663)	(47,723)	(940)	2
Other gains/(losses)(net)	5,575	(1,105)	6,680	*
Operating profit	**46,362**	**10,390**	**35,972**	**346**
Finance income	2,274	3,616	(1,342)	(37)
Finance costs	(19,388)	(18,842)	(546)	3
Profit/(loss) before income tax	**29,248**	**(4,836)**	**34,084**	*****
Income tax benefit	9,082	2,544	6,538	257
Profit/(loss) for the period	**38,330**	**(2,292)**	**40,622**	*****
Profit/(loss) for the period attributable to:				
Owners of Telix Pharmaceuticals Limited	**38,330**	**(2,292)**	**40,622**	*****
Other comprehensive income:				
Items that will not be reclassified to profit or loss in subsequent periods:				
Changes in the fair value of investments at fair value through other comprehensive income	1,207	(1,381)	2,588	*
Items to be reclassified to profit or loss in subsequent periods:				
Exchange differences on translation of foreign operations	(30,079)	6,928	(37,007)	*
Total comprehensive income for the period	**9,458**	**3,255**	**6,203**	**191**

* Percentage not meaningful

Revenue from contracts with customers

The Group delivered sustained growth in revenue. Revenue from contracts with customers was $477.3 million for the period ended June 30, 2026, an increase of $87.0 million, or 22%, compared to $390.4 million for the period ended June 30, 2025. The Precision Medicine business was the standout driver, generating $388.6 million, while the Manufacturing Solutions business (TMS) continued to build momentum, generating $88.7 million in sales of third-party products and services. This increase is also attributable to six months of revenue from RLS in 2026, compared to five months of revenue in 2025 (acquired on January 28, 2025).

Cost of sales

Cost of sales increased by $35.3 million, or 19%, to $217.0 million for the period ended June 30, 2026, from $181.7 million for the period ended June 30, 2025. The increase was primarily driven by increased sales volumes from our Precision Medicine business.

9

Gross margin improved in 2026 relative to 2025, increasing to 55% for the period ended June 30, 2026 (compared to 53% for the period ended June 30, 2025), reflecting the product mix of high value, Precision Medicine products in Telix's portfolio and the sales of higher volume and lower margin SPECT1 imaging products at RLS. The Group's gross margin also reflects the effect of a full half-year of the RLS business. Precision Medicine gross margin improved during the period ended June 30, 2026 to 65% (64% for the period ended June 30, 2025), supported by increased sales of Gozellix® in the U.S., disciplined pricing and effective control of cost of sales across the portfolio. Research and development costs Revenue growth enabled an increased investment into R&D. R&D costs were $123.8 million for the period ended June 30, 2026, an increase of $42.2 million, or 52%, compared to $81.6 million for the period ended June 30, 2025. In line with our communicated strategy, the Company is investing a proportion of its revenue into R&D with the goal of creating further revenue streams. Accordingly, expenditure predominantly focused on advancing clinical trials for late-stage therapeutic assets and progressing regulatory resubmissions for Precision Medicine assets. R&D investment reflects: • the inclusion of a new Tx candidate, TLX597-Tx, a next generation PSMA-targeting prostate cancer radioligand therapy. • expansion of the BiPASS™ study, the first study designed to gain marketing authorization for 68Ga-PSMA-PET imaging in the pre-biopsy setting. • continued enrollment in Part 2 of the ProstACT Global Phase 3 trial of TLX591-Tx. • preparing the Zircaix2 (TLX250-Px) BLA and the Pixclara2 (TLX101-Px) NDA resubmissions. Selling and marketing expenses Selling and marketing expenses were $58.4 million for the period ended June 30, 2026, an increase of $9.4 million, or 19%, compared to $49.0 million for the period ended June 30, 2025. This increase was primarily driven by increased investment in promotional activities and sales force operations, deployed to drive higher global sales volumes of Illuccix® and Gozellix®. Manufacturing and distribution costs Manufacturing and distribution costs were $28.7 million for the period ended June 30, 2026, an increase of $9.9 million, or 52%, compared to $18.8 million for the period ended June 30, 2025. This increase was primarily driven by the impact of six months of RLS operations on the Group results when compared to approximately five months post-acquisition in 2025, and higher costs associated with increased activity across our TMS sites. General and administration costs General and administration costs were $48.7 million for the period ended June 30, 2026, an increase of $1.0 million, or 2%, compared to $47.7 million for the period ended June 30, 2025. This increase was driven by: • the impact of six months of RLS operations on the Group results. • increased legal, IT infrastructure and software costs. Other income Other income for the period resulted from the $40.0 million initial, non-refundable payment received as part of the collaboration with Regeneron entered into in April 2026. The Group received the payment in respect of four initial therapeutic programs, with Regeneron holding options to expand the collaboration to additional programs. Refer to note 4.4 of the Interim financial report for further details. Other gains/(losses) (net) Other gains (net) were $5.6 million for the period ended June 30, 2026, a change of $6.7 million, compared to other losses (net) of $1.1 million for the period ended June 30, 2025. The gain in the current period primarily resulted from realized and unrealized currency gains and gains on contingent consideration related to the RLS acquisition. INTERIM REPORT 2026 10 1 Single-photon emission computed tomography. 2 Brand name subject to final regulatory approval.

Finance income Finance income was $2.3 million for the period ended June 30, 2026, a decrease of $1.3 million, or 37%, compared to $3.6 million for the period ended June 30, 2025. Following the acquisition of RLS in January 2025 and associated cash settlement of the transaction, there was a decrease in cash and cash equivalents placed into short term deposits in the period ended June 30, 2026 compared to the prior period. Finance costs Finance costs were $19.4 million for the period ended June 30, 2026, an increase of $0.6 million, or 3%, compared to $18.8 million for the period ended June 30, 2025. This increase reflects the impact of the repayment of substantially all of the Convertible Bonds issued in July 2024 and the issue of new Convertible Bonds in April 2026 at a lower coupon rate. A gain of $2.9 million on the repurchase of Convertible Bonds is included within finance costs. Income tax benefit Income tax benefit was $9.1 million for the period ended June 30, 2026, an increase of $6.6 million compared to $2.5 million for the period ended June 30, 2025. This resulted from the recognition of $21.4 million in deferred tax benefits attributable to deductible temporary differences. Current tax expense for the period ended June 30, 2026 was $12.3 million, decreased from $21.5 million for the period ended June 30, 2025 as a result of the decrease in taxable profits generated in the U.S. and Belgium. Segment results Our three reportable segments are Precision Medicine, Therapeutics and Manufacturing Solutions. We evaluate the performance of our segments based on Adjusted EBITDA, calculated as earnings before interest, tax, depreciation and amortization, adjusted for other gains and losses which may have an impact on the degree to which earnings reflect the results of core operations, such as remeasurement of contingent consideration, non-recurring income and expenditure, foreign exchange gains and losses on monetary items, and impairment or impairment reversal where the impairment is the result of an isolated, non-recurring event. Our management uses Adjusted EBITDA to assess the core operating performance of segments and to make decisions about the allocation of resources. We also believe this measure provides useful information to users of our financial statements by allowing for the assessment of underlying trends in our current operational performance by excluding the impacts of non-recurring costs. Precision Medicine The Precision Medicine segment focuses on the commercial sales of Illuccix®, Gozellix® and other diagnostic products that may obtain regulatory approvals. This segment includes royalties and sales of goods (which account for the majority of our revenue from operations), as well as the sales and marketing expenses and costs of sales necessary to support those revenues and R&D costs associated with development activities of our diagnostic pipeline. INTERIM REPORT 2026 11

TELIX PHARMACEUTICALS INTERIM REPORT 2026

The following table sets forth the results of operations for our Precision Medicine segment for the periods ended June 30, 2026 and June 30, 2025.

	Half-year ended		HY2026 vs. HY2025	
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000	%
	(in thousands, except percentage data)			
Revenue from contracts with customers	388,633	305,835	82,798	27
Cost of sales	(134,600)	(108,839)	(25,761)	24
Gross profit	**254,033**	**196,996**	**57,037**	**29**
Research and development costs	(54,482)	(38,116)	(16,366)	43
Selling and marketing expenses	(49,236)	(40,886)	(8,350)	20
Manufacturing and distribution costs	(6,625)	(4,105)	(2,520)	61
General and administration costs	(12,508)	(11,317)	(1,191)	11
Other gains/(losses) (net)	1,195	(1,593)	2,788	(175)
Operating profit/(loss)	**132,377**	**100,979**	**31,398**	**31**
Other (gains)/losses (net)	(1,195)	1,593	(2,788)	(175)
Depreciation and amortization	707	2,074	(1,367)	(66)
Adjusted EBITDA	**131,889**	**104,646**	**27,243**	**26**

For the period ended June 30, 2026, revenue from contracts with customers for our Precision Medicine segment consisted of $388.2 million (H1 2025: $305.8 million) in sales of goods and $0.4 million (H1 2025: $0.1 million) in royalty revenue. U.S. sales from Gozellix® and Illuccix® was the primary driver of a 27% increase in revenue, reflecting continued growth in sales volume, pricing and market share gains. Average daily demand for doses continued to grow throughout the first half of the year.

Cost of sales increased 24%, driven by higher manufacturing volumes, distribution costs, and radiopharmacy-related expenses. Gross margin improved to 65% compared to 64% in the prior period, primarily reflecting higher gross margins achieved on Gozellix® and stable manufacturing and distribution costs.

R&D expenses were $54.5 million in the period ended June 30, 2026, compared to $38.1 million in the period ended June 30, 2025. The investment was primarily driven by the resubmission of the Pixclara[1] NDA, which contained an expanded clinical evidence package of two major retrospective studies, expanded recruitment for the BiPASS™ study, which is nearing target enrollment, and preparing the Zircaix[1] BLA resubmission. The Illuccix Japan registrational study has also completed enrollment, and a NDA for TLX591-Px is currently under regulatory review with the Chinese NMPA. We incurred $4.0 million in the period ended June 30, 2026, compared to $5.2 million in the period ended June 30, 2025 on Zircaix[1] commercial inventory to prepare the business for commercial launch.

Selling and marketing expenses were $49.2 million in the period ended June 30, 2026, compared to $40.9 million in the period ended June 30, 2025. This increase was primarily driven by focused incremental investment in sales force operations, to drive higher sales volumes of Illuccix® and Gozellix® in the U.S. and accelerate the commercial launch in Europe, where we saw modest growth throughout the first half of the year.

Manufacturing and distribution costs were $6.6 million in the period ended June 30, 2026, compared to $4.1 million in the period ended June 30, 2025, reflecting an increase in facility and staff costs to support supply chain and quality activities to deliver clinical and commercial products.

General and administration costs were $12.5 million in the period ended June 30, 2026, compared to $11.3 million in the period ended June 30, 2025, reflecting operating leverage and stabilization in corporate activities and related overheads.

Adjusted EBITDA increased by $27.2 million, or 26% to $131.9 million for the period ended June 30, 2026, up from $104.6 million in the period ended June 30, 2025, reflecting the growth in commercial revenues and stabilization in gross margins, partially offset by higher operating expenditure.

[1] Brand name subject to final regulatory approval.

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TELIX PHARMACEUTICALS INTERIM REPORT 2026

Therapeutics

The Therapeutics segment focuses on the development of our core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization and research and development services.

The following table sets forth the results of operations for our Therapeutics segment for the periods ended June 30, 2026 and June 30, 2025.

	Half-year ended		HY2026 vs. HY2025	
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000	%
	(in thousands, except percentage data)			
Revenue from contracts with customers	-	3,994	(3,994)	(100)
Cost of sales	-	(108)	108	(100)
Gross profit	**-**	**3,886**	**(3,886)**	**(100)**
Other income	40,000	-	40,000	*
Research and development costs	(67,968)	(43,868)	(24,100)	55
Selling and marketing expenses	-	(464)	464	(100)
Manufacturing and distribution costs	(2,348)	(1,710)	(638)	37
General and administration costs	(2,215)	(2,002)	(213)	11
Other gains (net)	1,240	19	1,221	*
Operating loss	**(31,291)**	**(44,139)**	**12,848**	**(29)**
Other (gains) (net)	(1,240)	(19)	(1,221)	*
Depreciation and amortization	149	117	32	27
Adjusted EBITDA	**(32,382)**	**(44,041)**	**11,659**	**(26)**

* Percentage not meaningful

For the period ended June 30, 2026, there was no revenue from contracts with customers for our Therapeutics segment (H1 2025: $4.0 million related to R&D services revenue). The period-over-period change in revenue from contracts with customers for our Therapeutics segment reflected completion of the revenue recognition associated with the first upfront payment received from the Grand Pharmaceutical Group Limited (Grand Pharma) contract.

Research and development costs were $68.0 million in the period ended June 30, 2026, compared to $43.9 million in the period ended June 30, 2025. This increase primarily reflects continued progress in Part 2 of the Phase 3 ProstACT Global trial, as well as ongoing development of IPAX-2, LUTEON and IPAX BrIGHT. Additional efforts were directed toward advancing TLX597-Tx and TLX090-Tx. Expenditure during the period included costs associated with manufacturing activities, site activations, and patient recruitment and dosing activities. Approximately 55% of the Group's R&D investment was directed toward progressing the Group's therapeutic programs, consistent with expectations and reflecting the continued prioritization of late-stage and high-value pipeline assets.

Selling and marketing expenses were $nil in the period ended June 30, 2026, compared to $0.5 million in the period ended June 30, 2025. The decrease was predominantly due to a decrease in employment contractor costs.

Manufacturing and distribution costs were $2.3 million in the period ended June 30, 2026, compared to $1.7 million in the period ended June 30, 2025, predominantly due to the increase in CMC activities undertaken by our Manufacturing Solutions business to advance our therapeutics pipeline and logistics costs in delivering clinical doses to patients.

General and administration costs were $2.2 million in the period ended June 30, 2026, compared to $2.0 million in the period ended June 30, 2025, reflecting a higher allocation of corporate services provided to support the growth in development activities, including an increase in finance, intellectual property and legal costs.

Other income of $40.0 million was received on entering the Research and Development Collaboration Agreement with Regeneron in April 2026. Under the collaboration, the parties will co-develop and co-commercialize multiple therapeutic programs on a 50/50 cost- and profit-sharing basis, combining the Group's radiopharmaceutical development and manufacturing capabilities with Regeneron's antibody discovery and oncology expertise.

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TELIX PHARMACEUTICALS INTERIM REPORT 2026

Other gains (net) were $1.2 million in the period ended June 30, 2026, compared to $nil in the period ended June 30, 2025.

Adjusted EBITDA for the Therapeutics segment was a loss of $32.4 million in the period ended June 30, 2026, compared to a loss of $44.0 million in the period ended June 30, 2025, reflecting the $40.0 million received on entering the Research and Development Collaboration Agreement with Regeneron, offset by the increase in activities as our late-stage therapeutics products progress through the clinical stages of development.

Manufacturing Solutions

The Manufacturing Solutions segment focuses on the operations of our vertically integrated supply chain and manufacturing business and includes our production TMS facilities at Seneffe (Brussels South), North Melbourne, Sacramento and Yokohama, ARTMS, IsoTherapeutics, and RLS Radiopharmacies. This segment comprises distribution service fee revenue, as well as revenue generated from the sale of PET and SPECT products at RLS. Outside of RLS, revenue is generated by the provision of contract manufacturing services to our Therapeutics and Precision Medicine segments, and to companies in the radiopharmaceutical industry. Operating expenses are associated with RLS and our production facilities in various locations.

The following table sets forth the results of operations for our Manufacturing Solutions segment for the periods ended June 30, 2026 and June 30, 2025.

	Half-year ended		HY2026 vs. HY2025	
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000	%
	(in thousands, except percentage data)			
Revenue from contracts with customers	88,717	80,530	8,187	10
Inter-segment revenue	57,543	33,761	23,782	70
Cost of sales	(138,435)	(103,485)	(34,950)	34
Gross profit	**7,825**	**10,806**	**(2,981)**	**(28)**
Research and development costs	(2,828)	(2,664)	(164)	6
Selling and marketing expenses	(9,122)	(7,623)	(1,499)	20
Manufacturing and distribution costs	(19,740)	(13,034)	(6,706)	51
General and administration costs	(8,902)	(7,116)	(1,786)	25
Other (losses)/gains (net)	(176)	27	(203)	(765)
Operating loss	**(32,943)**	**(19,604)**	**(13,339)**	**68**
Other losses/(gains) (net)	176	(27)	203	(765)
Depreciation and amortization	9,811	6,969	2,842	41
Adjusted EBITDA	**(22,956)**	**(12,662)**	**(10,294)**	**81**

For the period ended June 30, 2026, revenue from contracts with customers for our Manufacturing Solutions segment consisted of $88.7 million (2025: $80.5 million) in services revenue, with the period-over-period increase related to a full six months of operations of the RLS business acquired in late January 2025. Inter-segment revenue was $57.5 million for the period ended June 30, 2026 versus $33.8 million in 2025. This increase of $23.8 million is attributable to higher dose volumes of Telix PSMA products at RLS as well as increased activity from our TMS units supporting other parts of the Telix business.

R&D costs within the Manufacturing Solutions segment remained consistent at $2.8 million in the period ended June 30, 2026, compared to $2.7 million in the period ended June 30, 2025.

Selling and marketing expenses were $9.1 million in the period ended June 30, 2026, compared to $7.6 million in the period ended June 30, 2025 reflecting the six months of operations from the newly acquired RLS. These costs comprise predominantly amortization of acquired intangible assets of $2.5 million, employment costs, sales commissions and travel costs related to sales and marketing personnel.

Manufacturing and distribution costs were $19.7 million and general and administration costs were $8.9 million for our Manufacturing Solutions segment for the period ended June 30, 2026 (compared to $13.0 million and $7.1 million for the period ended June 30, 2025, respectively). These increases were predominantly driven by six months of personnel and occupancy costs from the RLS business, combined with increased activity to prepare the Seneffe (Brussels South) facility for GMP commercial production.

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TELIX PHARMACEUTICALS INTERIM REPORT 2026

Other losses were $0.2 million in the period ended June 30, 2026, compared to $nil in the period ended June 30, 2025, comprising the remeasurement of provisions related to contingent consideration liabilities for ARTMS and RLS. The remeasurements were based on revised probabilities applied to the achievement of certain commercial milestones.

For the period ended June 30, 2026, Adjusted EBITDA for the Manufacturing Solutions business was a loss of $23.0 million, compared to a loss of $12.7 million in the period ended June 30, 2025. The period-over-period change in Adjusted EBITDA was driven by increased investment in our manufacturing, supply chain and logistics functions and the continued buildout of our Seneffe, Yokohama and North Melbourne facilities.

RLS contributed $5.5 million toward the operating loss in the period ended June 30, 2026, compared to $4.6 million in the period ended June 30, 2025. In addition, RLS contributed $2.3 million toward the TMS segment's Adjusted EBITDA loss in the period ended June 30, 2026, compared to $3.9 million in the period ended June 30, 2025. RLS's operating loss was relatively stable versus the comparative period, with Adjusted EBITDA reflecting the improvement in the performance of the business and the strategic investment in our vertically integrated infrastructure.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Half-year ended	
	June 30 2026	June 30 2025
	US$'000	US$'000
	(in thousands)	
Net cash from operating activities	23,036	17,749
Net cash used in investing activities	(33,717)	(258,854)
Net cash provided by/(used in) financing activities	118,427	(2,923)
Net increase/(decrease) in cash held	**107,746**	**(244,028)**

Operating activities

Net cash from operating activities was $23.0 million during the period ended June 30, 2026. The primary source of cash from operating activities was $442.9 million in receipts from customers, which predominantly consisted of collections from sales from the Precision Medicine and Manufacturing Solutions businesses. Receipts of $40.0 million on entering into the collaboration agreement with Regeneron are also included in operating activities. The improved customer receipts reflect sales growth from the Precision Medicine business and a full six months of RLS third-party product sales. The primary uses of cash in operating activities were payments to suppliers and employees of $439.0 million. Other operating cash outflows included $1.3 million in contingent consideration payments and $14.8 million in income tax payments.

Net cash from operating activities was $17.7 million during the period ended June 30, 2025. The primary source of cash from operating activities was $372.0 million in receipts from customers, which predominantly consisted of collections from sales of Illuccix® from Precision Medicine and five months of receipts from Manufacturing Solutions businesses. The primary uses of cash in operating activities were payments to suppliers and employees of $348.6 million. Other operating cash outflows included $3.4 million in income tax payments.

Investing activities

Net cash used in investing activities was $33.7 million during the period ended June 30, 2026, reflecting targeted capital investment in our pipeline and global manufacturing network. The primary uses of cash in investing activities related to:

- $13.4 million to settle the contingent consideration related to the acquisitions of RLS and deferred consideration associated with the suite of FAP targeting candidates.
- $14.5 million for the expanded investment at TMS sites across RLS Radiopharmacies, the IsoTherapeutics site in Angleton, Texas (U.S.), the site in Yokohama (Japan), and our facilities in Seneffe (Brussels South, Belgium) and North Melbourne (Australia).

Net cash used in investing activities was $258.9 million during the period ended June 30, 2025. The primary uses of cash in investing activities were the acquisition of businesses. We invested $224.7 million in payments toward our acquisitions of RLS and assets of ImaginAb and $17.1 million in payments related to the acquisition of intellectual property associated with FAP targeting candidates, and $6.7 million in property, plant and equipment purchases for the buildout of our manufacturing facilities.

15

Financing activities For the period ended June 30, 2026, net cash provided by financing activities totaled $118.4 million. Financing activity cash flows mainly comprised: • $587.5 million proceeds from the issuance of New Bonds. • $466.5 million outflow from the repayment of borrowings, reflecting the settlement of the Existing Bonds issued in 2024. • $3.9 million paid toward the principal element of lease liabilities. • $1.4 million from the issuance of new ordinary shares on the exercise of options previously granted to employees. For the period ended June 30, 2025, net cash used in financing activities totaled $2.9 million. Financing activity cash flows included $0.7 million received from the issuance of new ordinary shares on the exercise of options previously granted to employees, repayments of principal of $0.5 million toward existing bank loans and $3.1 million paid toward lease liabilities. Off-balance sheet arrangements During the periods presented, we did not, and we do not currently, engage in off-balance sheet financing arrangements as defined under SEC rules, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated statement of financial position. In addition, we do not engage in trading activities involving non-exchange traded contracts. Liquidity and capital resources Prior to the fiscal year ended December 31, 2023, we incurred operating losses in each year since our founding. We anticipate that as we expand through strategic acquisitions, increase our sales and marketing efforts and expand our investment in R&D, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, strategic collaborations and other third-party funding arrangements. Our future liquidity and capital resources will depend on product revenue from the successful continued commercialization of Illuccix® and Gozellix®, revenue from any future products for which we obtain regulatory approval and the R&D costs and other expenditure necessary to support these initiatives and future products. Our total comprehensive income was $9.5 million for the period ended June 30, 2026. Our total comprehensive income was $3.3 million for the period ended June 30, 2025. As of June 30, 2026, we had cash and cash equivalents of $251.9 million and accumulated losses of $110.9 million. As of June 30, 2026, we held 93.1% of our cash in U.S. dollars, 4.8% in Australian dollars, 1.1% in Euros, 0.4% in Canadian dollars, 0.2% in British pounds, and 0.2% in Swiss Francs. Sources and uses of liquidity Our operations have been financed primarily through cash generated by our commercial operations and the issuance and sale of new ordinary shares and Convertible Bonds. We intend to leverage our commercial revenues and the proceeds raised from the issuance of and sale of new ordinary shares and convertible bonds as a source of funding for the development of additional therapeutic and diagnostic product candidates in our pipeline, including conducting label-expanding trials across our portfolio of diagnostic imaging agents and advancing clinical trials for our therapeutic product candidates. In the periods ended June 30, 2026 and 2025, we received $442.9 million and $372.0 million respectively, in receipts from customers, which predominantly consisted of collections from sales from our Precision Medicine and Manufacturing Solutions businesses. In the first quarter of 2022, we entered into two loan agreements whereby BNP Paribas agreed to lend us $6.8 million and IMBC Group agreed to lend us $4.5 million. Each loan is denominated in Euros, in the amounts of €6.1 million and €4.0 million, respectively, and has been translated to US$ based on the applicable exchange rate as of June 30, 2026. Each loan has a 10-year term and an interest rate of 1.85% per annum, payable monthly, and each is repayable in 96 monthly installments beginning at the end of a two-year grace period. As of June 30, 2026, the outstanding balance of these facilities was $9.4 million (translated based on the applicable exchange rate as of June 30, 2026). In connection with the loan agreement with BNP Paribas, we also entered a roll-over loan agreement whereby BNP Paribas agreed to lend us an additional $2.3 million (€2.0 million, translated based on the applicable exchange rate as of June 30, 2026). The loan has a two-year extendable term and a per annum interest rate calculated by adding the eurozone interbank interest rate as of the determination date to a 1.5% margin, payable based on our choice of interest period ranging from 1 month to 12 months for each advance (with a default interest period of three months if no alternative is chosen), and it is repayable in full upon its expiration date. We have used the borrowings from these loans in order to fund the renovation and redevelopment of our Seneffe (Brussels South) production facility. INTERIM REPORT 2026 16

On July 30, 2024 the Group completed the issue of $426,140,000 (A$650,000,000) in convertible bonds maturing in 2029. The bonds were convertible into fully paid ordinary shares in Telix Pharmaceuticals Limited. The initial conversion price of the convertible bonds was A$24.78 per share, subject to anti-dilution adjustments set out in the final terms and conditions of the convertible bonds. The net proceeds were $416,324,000, after transaction costs. The convertible bonds bore interest at a rate of 2.375 per cent per annum. Interest was payable quarterly in arrears on October 30, January 30, April 30 and July 30 in each year, beginning on October 30, 2024. The convertible bonds would have matured on or about July 30, 2029. On December 17, 2024, the Group entered into an agreement with HSBC Bank Australia Limited ("HSBC") to obtain a working capital facility of up to $34,435,000 (A$50,000,000). To date, the Group has not utilized this facility and has incurred establishment fee costs of $98,000 (A$150,000) associated with the facility. The working capital facility is secured by a cash security deposit on an interest-bearing term deposit of $34,435,000 (A$50,000,000) held by HSBC with a maturity date equivalent to the term of the facility. There are no financial covenants associated with the facility. On April 15, 2026, the Group announced the successful settlement of the issue of US$600,000,000 1.50 per cent Convertible Notes due 2031 (New Bonds). The Group concurrently completed the on-market repurchase of approximately A$637,000,000 in principal of the A$650,000,000 2.375% Convertible Bonds due 2029 issued by Telix in July 2024 (Existing Bonds). The Existing Bonds repurchased represent approximately 98% of the outstanding Existing Bonds. In May 2026, we repurchased a further A$5 million of the Existing Bonds. The New Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). The New Bonds bear interest at a rate of 1.50 per cent per annum. Interest is payable quarterly in arrears on January 22, April 22, July 22 and October 22 in each year, beginning on July 22, 2026. The New Bonds will mature on or about April 22, 2031, unless redeemed, repurchased, or converted in accordance with their terms. Funding requirements We believe that our existing cash resources and cash that we expect to generate from sales from the Precision Medicine and Manufacturing Solutions businesses will be sufficient to meet our projected operating expenses and capital expenditure requirements for at least the next 12 months. Our expectations regarding our short-term and long-term funding requirements are based on assumptions that may prove to be wrong, and we may need additional capital resources to fund our operating plans and capital expenditure requirements. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of products for which we receive regulatory approval and continue clinical development of our therapeutic product candidates. We expect to finance our operating activities through cash generated from commercial sales, existing cash and cash equivalents and financing activities, which may include equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise capital through the sale of equity or convertible debt securities, the ownership interest of our investors will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our present and future funding requirements will depend on many factors, including, among other things: • the amount of revenue received from commercial sales of products for which we receive marketing approval. • the initiation, progress, timing, costs and results of our clinical trials for our product candidates. • the costs associated with in-licensing or acquiring assets to expand our pipeline, acquiring businesses or assets to vertically integrate our supply chain and manufacturing and acquiring complementary business. • the amount of milestones and royalties that we may be required to pay under existing acquisition and licensing agreements. • costs associated with expanding our organization. • the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties. • the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates. INTERIM REPORT 2026 17

• the costs of operating as a public listed company in both Australia and the U.S. For more information as to the risks associated with our future funding needs, see “Item 3. Key Information — D. Risk Factors” in our previously filed 2025 Annual Report. Alternative performance measures In reporting financial information, the Group presents alternative performance measures (APMs) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The alternative performance measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. The key APMs that the Group uses are outlined below. APM Closest equivalent IFRS measure Reconciling items to IFRS measure Definition and purpose Income statement measures Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) Profit/(loss) before income tax Finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other gains/ (losses). Used to help assess current operational performance excluding the impacts of non- operating expenditure, finance costs and finance income, depreciation and amortization and taxation expense. It is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. Balance sheet measures Net tangible asset per share None Net assets excluding intangible assets, deferred tax assets and right-of-use assets divided by the Group's weighted average number of ordinary shares on issue. Disclosed in the Group's Appendix 4E as required by Rule 4.3A of the ASX listing rules. Half-year ended June 30 2026 June 30 2025 Metric $’000 $’000 Profit/(loss) before income tax 29,248 (4,836) Adjusting items: Finance income (2,274) (3,616) Finance costs 19,388 18,842 Depreciation and amortization 11,155 9,585 Other (gains)/losses net (5,575) 1,105 Adjusted EBITDA 51,942 21,080 Foreign private issuer status We report under the Exchange Act as a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain SEC and Nasdaq requirements. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, at present, our executive officers, the members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the reporting rules under the Exchange Act with respect to their purchases and sales of our securities. However, absent an exemption from the SEC, following recent legislative changes that became effective on March 18, 2026, our officers and directors will be subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirements to file Forms 3, 4 INTERIM REPORT 2026 18 and 5, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies the securities of which are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of either our board of directors or our global management team are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. We have taken advantage of certain reduced reporting and other requirements in this Interim Report. Accordingly, the information contained herein may be different from the information you receive from other public companies. Changes to share capital Total number of shares and options on issue The Company had the below equity instruments on issue: At the date of this report June 30, 2026 December 31, 2025 Number Number Number Shares on issue 339,784,294 339,784,294 338,777,049 Options, PSARs and share rights on issue 36,387,067 36,387,067 31,744,502 Convertible bonds 6,250 6,250 3,250 Issue of fully paid ordinary shares for acquisitions during the period ImaginAb Inc. On May 8, 2026 the Company issued 264,943 fully paid ordinary Telix shares to settle the deferred consideration associated with the acquisition of ImaginAb Inc. assets in 2025, on conclusion of a 15-month indemnity period. Exercise of unlisted share rights, options and performance share appreciation rights (PSARs) for the issue of fully paid ordinary shares Ordinary shares of Telix issued during the half-year ended June 30, 2026 on the exercise of options granted over unissued shares were as follows: • a total of 742,000 fully paid ordinary shares were issued upon exercise of 1,525,000 unlisted share options or PSARs. Since June 30, 2026 to the date of this Interim Report, no shares were issued from the exercise of options under Telix’s Equity Incentive Plan. Lapse of unlisted share options A total of 1,858,000 share options lapsed unexercised, during the period. These options lapsed in accordance with the terms of their grant. Issue of unlisted PSARs and share rights During the period a total of 8,029,000 unlisted share appreciation rights (SARs), PSARs and deferred share rights (SRs) were issued to employees and Directors of the Group. This included the following: INTERIM REPORT 2026 19

TELIX PHARMACEUTICALS INTERIM REPORT 2026

- 339,835 PSARs and 27,121 SRs to the Managing Director and Group Chief Executive Officer, Christian Behrenbruch following shareholder approval at the Company's AGM held on May 21, 2026. These PSARs have a notional exercise price of A$10.86 per PSAR. PSARs have a three-year performance measurement period. The SRs have a $nil exercise price and a one-year measurement period, with a service condition. The vesting is subject to achievement of published performance measures, following the completion of the performance measurement period.

- 96,381 SARs to Non-Executive Directors following shareholder approval at the Company's AGM held on May 21, 2026, as outlined below:

	Number of SARs	Notional Exercise Price	Type of share backing
Marie McDonald	23,139	A$13.43	ASX
David Gill	30,048	US$9.47	ADS
William Jellison	21,597	US$9.47	ADS
Maria Rivas	21,597	US$9.47	ADS

SARs have a three-year measurement period, with a service condition. The SARs have a term that ends on the fifth anniversary of the date of grant.

As at June 30, 2026, the number of equity incentives on issue under the Equity Incentive Plan and issued under exception 13 of Listing Rule 7.2 was 7.8% (December 31, 2025: 6.4%).

Issue and concurrent repurchase of convertible bonds

On April 15, 2026, the Group announced the successful settlement of the issue of US$600 million 1.50 per cent Convertible Notes due 2031 (New Bonds). The Group concurrently completed the on-market repurchase of approximately A$637 million in principal of the A$650 million 2.375% Convertible Bonds due 2029 issued by Telix in July 2024 (Existing Bonds). The Existing Bonds repurchased represent approximately 98% of the outstanding Existing Bonds. In May 2026, we repurchased a further A$5 million of the Existing Bonds. The New Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

Rounding

The Company is of a kind referred to in ASIC Legislative Instrument 2026/183, relating to the "rounding off" of amounts in the Australian Directors' report and Interim financial report. Amounts in this report are rounded off in accordance with the instrument to the nearest thousand dollars or, in certain cases, to the nearest dollar.

Events subsequent to the end of the financial year

There were no matters or circumstances from the end of the reporting period to the date of this report, which have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 21 in this report.

This report is made in accordance with a resolution of Directors.



Mark Nelson

Interim Chair

August 20, 2026



Christian Behrenbruch

Managing Director and Group CEO

August 20, 2026

20

TELIX PHARMACEUTICALS INTERIM REPORT 2026

Auditor's independence declaration

As lead auditor of Telix Pharmaceuticals Limited's financial report for the half-year ended June 30, 2026, I declare that, to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review of the financial report; and

b) no contraventions of any applicable code of professional conduct in relation to the review of the financial report.

Jon Roberts
Partner
PricewaterhouseCoopers

Melbourne
August 20, 2026

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006,
GPO Box 1331 MELBOURNE VIC 3001
T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

21

Interim financial report Contents Consolidated financial statements for the half-year ended June 30, 2026 Page Interim consolidated statement of comprehensive income 23 Interim consolidated statement of financial position 24 Interim consolidated statement of changes in equity 26 Interim consolidated statement of cash flows 27 Notes to the interim consolidated financial statements 28 INTERIM REPORT 2026 22

Interim consolidated statement of comprehensive income for the half-year ended June 30, 2026 June 30 2026 June 30 2025 Note US$'000 US$'000 Continuing operations Revenue from contracts with customers 4.1 477,350 390,359 Cost of sales (217,001) (181,736) Gross profit 260,349 208,623 Other income 4.4 40,000 - Research and development costs (123,828) (81,583) Selling and marketing expenses (58,358) (48,973) Manufacturing and distribution costs (28,713) (18,849) General and administration costs (48,663) (47,723) Other gains/(losses)(net) 5,575 (1,105) Operating profit 46,362 10,390 Finance income 2,274 3,616 Finance costs 4.5 (19,388) (18,842) Profit/(loss) before income tax 29,248 (4,836) Income tax benefit 9,082 2,544 Profit/(loss) for the period 38,330 (2,292) Profit/(loss) for the period attributable to: Owners of Telix Pharmaceuticals Limited 38,330 (2,292) Other comprehensive income: Items that will not be reclassified to profit or loss in subsequent periods: Changes in the fair value of investments at fair value through other comprehensive income 1,207 (1,381) Items to be reclassified to profit or loss in subsequent periods: Exchange differences on translation of foreign operations (30,079) 6,928 Total comprehensive income for the period 9,458 3,255 Total comprehensive income for the period attributable to: Owners of Telix Pharmaceuticals Limited 9,458 3,255 June 30 2026 June 30 2025 Cents Cents Basic earnings/(loss) per share from continuing operations after income tax attributable to the ordinary equity holders of the Company 11.30 (0.68) Diluted earnings/(loss) per share from continuing operations after income tax attributable to the ordinary equity holders of the Company 10.74 (0.68) The above interim consolidated statement of comprehensive income should be read in conjunction with the notes to the Interim consolidated financial statements. INTERIM REPORT 2026 23

Interim consolidated statement of financial position as at June 30, 2026 Current assets Cash and cash equivalents 251,910 141,866 Trade and other receivables 163,556 129,202 Inventories 39,029 37,080 Current tax asset 6,832 6,043 Other current assets 26,694 16,089 Total current assets 488,021 330,280 Non-current assets Financial assets 40,412 37,094 Deferred tax assets 85,295 59,353 Property, plant and equipment 72,238 58,661 Right-of-use assets 57,390 56,950 Intangible assets 5 584,610 592,823 Other non-current assets 33,885 28,825 Total non-current assets 873,830 833,706 Total assets 1,361,851 1,163,986 Current liabilities Trade and other payables 168,972 150,349 Borrowings 6 11,508 13,110 Current tax payable 33,852 30,742 Contract liabilities 390 402 Lease liabilities 3,916 5,548 Provisions 520 562 Contingent consideration 2,900 11,540 Employee benefit obligations 20,286 19,371 Total current liabilities 242,344 231,624 Non-current liabilities Borrowings 6 504,877 391,914 Lease liabilities 59,560 56,534 Deferred tax liabilities 43,301 44,706 Other non-current liabilities 3,224 3,517 Provisions 8,562 9,177 Contingent consideration 11,701 10,694 Employee benefit obligations 607 444 Total non-current liabilities 631,832 516,986 Total liabilities 874,176 748,610 Net assets 487,675 415,376 June 30 2026 December 31 2025 Note US$'000 US$'000 INTERIM REPORT 2026 24

Equity Share capital 8.1 490,920 479,962 Share capital reserve 28,142 (11,612) Other reserves 8.2 79,509 101,564 Accumulated losses (110,896) (154,538) Total equity 487,675 415,376 June 30 2026 December 31 2025 Note US$'000 US$'000 The above interim consolidated statement of financial position should be read in conjunction with the notes to the interim consolidated financial statements. INTERIM REPORT 2026 25

TELIX PHARMACEUTICALS

INTERIM REPORT 2026

Interim consolidated statement of changes in equity

for the half-year ended June 30, 2026

	Note	Share capital US$'000	Share capital reserve US$'000	Other reserves US$'000	Accumulated losses US$'000	Total equity US$'000
Balance as at January 1, 2026		**479,962**	**(11,612)**	**101,564**	**(154,538)**	**415,376**
Profit for the period		-	-	-	38,330	38,330
Other comprehensive loss		-	-	(28,872)	-	(28,872)
Total comprehensive income		**-**	**-**	**(28,872)**	**38,330**	**9,458**
Issue of shares on acquisitions	8.1	2,790	-	-	-	2,790
Issue of shares on exercise of options	8.1	8,168	(6,796)	-	-	1,372
Repurchase of convertible bonds	6.1	-	(43,254)	-	-	(43,254)
Issue of convertible bonds	6.1	-	91,709	-	-	91,709
Transaction costs arising on convertible bonds issue		-	(1,905)	-	-	(1,905)
Share-based payments to employees	8.2	-	-	12,129	-	12,129
Transfer on exercise of options	8.2	-	-	(5,312)	5,312	-
		10,958	**39,754**	**6,817**	**5,312**	**62,841**
Balance as at June 30, 2026		**490,920**	**28,142**	**79,509**	**(110,896)**	**487,675**
Balance as at January 1, 2025		**414,012**	**15,945**	**75,894**	**(152,914)**	**352,937**
Loss for the period		-	-	-	(2,292)	(2,292)
Other comprehensive income		-	-	5,547	-	5,547
Total comprehensive income		**-**	**-**	**5,547**	**(2,292)**	**3,255**
Issue of shares on acquisitions		30,127	-	-	-	30,127
Issue of shares on exercise of options		24,513	(23,837)	-	-	676
Share-based payments to employees		-	-	11,786	-	11,786
Share-based payments associated with acquisitions		-	-	23,160	-	23,160
Transfer on satisfaction of acquisition performance rights		4,458	-	(4,458)	-	-
Transfer on exercise of options		-	-	(4,224)	4,224	-
		59,098	**(23,837)**	**26,264**	**4,224**	**65,749**
Balance as at June 30, 2025		**473,110**	**(7,892)**	**107,705**	**(150,982)**	**421,941**

The above interim consolidated statement of changes of equity should be read in conjunction with the notes to the interim consolidated financial statements.

26

Interim consolidated statement of cash flows for the half-year ended June 30, 2026 June 30 2026 June 30 2025 US$'000 US$'000 Cash flows from operating activities Receipts from customers 442,884 372,005 Receipts from collaboration agreements 40,000 - Payments to suppliers and employees (439,037) (348,629) Payments for contingent consideration (1,250) - Income taxes paid (14,806) (3,357) Interest received 2,222 3,617 Interest paid (6,977) (5,887) Net cash from operating activities 23,036 17,749 Cash flows from investing activities Payments for investments in financial assets (1,000) (826) Payments for acquisition of subsidiaries, net of cash acquired - (224,659) Purchases of intangible assets (332) (17,109) Purchases of other non-current assets (4,509) (4,577) Purchases of property, plant and equipment (14,456) (6,668) Payments for contingent consideration (8,808) (5,015) Payments for deferred consideration (4,612) - Net cash used in investing activities (33,717) (258,854) Cash flows from financing activities Proceeds from borrowings 587,453 - Repayment of borrowings (466,453) (451) Principal element of lease payments (3,939) (3,148) Proceeds from issue of shares and other equity 1,366 676 Net cash provided by/(used in) financing activities 118,427 (2,923) Net increase/(decrease) in cash held 107,746 (244,028) Net foreign exchange differences 2,298 11,185 Cash and cash equivalents at the beginning of the half-year 141,866 439,999 Cash and cash equivalents at the end of the half-year 251,910 207,156 The above interim consolidated statement of cash flows should be read in conjunction with the notes to the interim consolidated financial statements. INTERIM REPORT 2026 27

Notes to the interim consolidated financial statements 1.      Corporate information Telix Pharmaceuticals Limited ("Telix" or "the Company") is a for-profit company incorporated and domiciled in Australia. It is limited by shares that are publicly traded on the Australian Securities Exchange (ASX: TLX) and on the Nasdaq Global Select Market (NASDAQ: TLX). Telix develops and distributes commercial radiopharmaceutical products and continues to develop a portfolio of clinical-stage products that address significant unmet medical need in oncology and rare diseases. Telix is the ultimate parent company of the Telix Pharmaceuticals Group (the Group). This consolidated financial report of Telix Pharmaceuticals Limited for the half-year ended June 30, 2026 was authorized for issue in accordance with a resolution of the Directors on August 20, 2026. 2.      Material accounting policy information This Interim financial report for the half-year reporting period ended June 30, 2026 has been prepared in accordance with IAS 34 / AASB 134 Interim Financial Reporting and the Corporations Act 2001 (Cth). This Interim financial report does not include all the notes of the type normally included in an Annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended December 31, 2025. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. The Group has identified that there is no impact of new standards issued but not yet applied. 2.1.   Going concern These financial statements have been prepared on the basis that the Company is a going concern. For the half-year ended June 30, 2026, the Group generated a profit after income tax of $38,330,000 (June 30, 2025: loss after income tax of $2,292,000) and cash generated from operating activities of $23,036,000 (June 30, 2025: $17,749,000) As at June 30, 2026, the net assets of the Group stood at $487,675,000 (December 31, 2025: $415,376,000) with cash on hand of $251,910,000 (December 31, 2025: $141,866,000) Cash on hand and anticipated future cash inflows in relation to commercial activities are considered sufficient to meet the Group’s forecasted cash outflows in relation to research and development activities currently underway and other committed business activities for at least 12 months from the date of this report. On this basis, the Directors are satisfied that the Group continues to be a going concern as at the date of issuance of these financial statements. Further, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at June 30, 2026. As such, no adjustment has been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern. 2.2. Other income Other income includes income recognized in profit or loss that arises from operating activities that does not stem from relationships with customers. This income arises from certain types of arrangements, as outlined below. Collaboration agreements The Group may enter into collaboration agreements to research, develop, manufacture, and commercialize products and/ or product candidates. Each agreement is unique in nature and such arrangements may involve a joint operating activity where both parties are active participants in the activities of the collaboration and exposed to significant risks and rewards dependent on the commercial success of the activities. At contract inception, the Group assesses whether these agreements would be within the scope of IFRS 15 / AASB 15 Revenue from Contracts with Customers or IFRS 11 / AASB 11 Joint Arrangements. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the Group to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing assets in a collaboration agreement) rather than to obtain the output of the entity’s ordinary activities. In such collaboration agreements where research costs are shared, any reimbursement of costs from the collaboration partner are recognized on a net basis in research expense. INTERIM REPORT 2026 28

3.      Segment reporting The Group has operations in the Americas, Asia-Pacific, and Europe, Middle East and Africa (EMEA) regions, with a significant presence in the U.S., Australia and Belgium. Reportable segments The Group’s operating segments are based on the reports reviewed by the Group Chief Executive Officer who is considered to be the chief operating decision maker. Segment performance is evaluated based on Adjusted earnings before interest, tax, depreciation and amortization ("Adjusted EBITDA"). Adjusted EBITDA excludes the effects of the remeasurement of contingent consideration and government grant liabilities and other gains/(losses) which may have an impact on the quality of earnings such as impairments where the impairment is the result of an isolated, non-recurring event. Interest income and finance costs are not allocated to segments as this activity is managed by a central treasury function, which manages the cash position of the Group. Segment assets and liabilities are measured in the same way as in the financial statements. The assets and liabilities are allocated based on the operations of the segment. Reportable segment Principal activities Precision Medicine Commercial sales of Illuccix, Gozellix and other diagnostic products subsequent to obtaining regulatory approvals. This segment includes the development activities of the Group’s diagnostic pipeline. The Group’s International and Medical Technologies businesses are operating segments that are included within the Precision Medicine reportable segment due to the similar nature of the diagnostic products being sold or developed for commercialization. Therapeutics Developing the Group’s core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization, income from collaboration agreements and research and development services. This segment includes the development activities of the Group’s therapeutic pipeline. Manufacturing Solutions This segment comprises revenues and costs associated with the Group's radiopharmacy network, other manufacturing facilities and assets associated with the Group’s vertically integrated manufacturing and supply chain. This business includes facilities at Brussels South, IsoTherapeutics, TMS Sacramento, North Melbourne, ARTMS and RLS Radiopharmacies. Reconciling items include head office and centrally managed costs. INTERIM REPORT 2026 29

TELIX PHARMACEUTICALS
INTERIM REPORT 2026

3.1. Segment performance

For the half-year ended June 30, 2026	Precision Medicine US$'000	Therapeutics US$'000	Manufacturing Solutions US$'000	Inter-segment eliminations US$'000	Total segment US$'000
Revenue from contracts with customers	388,633	-	88,717	-	477,350
Inter-segment revenue	-	-	57,543	(57,543)	-
Cost of sales	(134,600)	-	(138,435)	56,034	(217,001)
Gross profit	**254,033**	**-**	**7,825**	**(1,509)**	**260,349**
Other income	-	40,000	-	-	40,000
Research and development costs	(54,482)	(67,968)	(2,828)	1,450	(123,828)
Selling and marketing expenses	(49,236)	-	(9,122)	-	(58,358)
Manufacturing and distribution costs	(6,625)	(2,348)	(19,740)	-	(28,713)
General and administration costs	(12,508)	(2,215)	(8,902)	-	(23,625)
Other gains/(losses) (net)	1,195	1,240	(176)	-	2,259
Operating profit/ (loss)	**132,377**	**(31,291)**	**(32,943)**	**(59)**	**68,084**
Other (gains)/losses (net)	(1,195)	(1,240)	176	-	(2,259)
Depreciation and amortization	707	149	9,811	-	10,667
Adjusted earnings/ (loss) before interest, tax, depreciation and amortization	**131,889**	**(32,382)**	**(22,956)**	**(59)**	**76,492**

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TELIX PHARMACEUTICALS INTERIM REPORT 2026

For the half-year ended	Precision Medicine	Therapeutics	Manufacturing Solutions	Inter-segment eliminations	Total segment
June 30, 2025	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue from contracts with customers	305,835	3,994	80,530	-	390,359
Inter-segment revenue	-	-	33,761	(33,761)	-
Cost of sales	(108,839)	(108)	(103,485)	30,696	(181,736)
Gross profit	**196,996**	**3,886**	**10,806**	**(3,065)**	**208,623**
Research and development costs	(38,116)	(43,868)	(2,664)	3,065	(81,583)
Selling and marketing expenses	(40,886)	(464)	(7,623)	-	(48,973)
Manufacturing and distribution costs	(4,105)	(1,710)	(13,034)	-	(18,849)
General and administration costs	(11,317)	(2,002)	(7,116)	-	(20,435)
Other (losses)/gains (net)	(1,593)	19	27	-	(1,547)
Operating profit/(loss)	**100,979**	**(44,139)**	**(19,604)**	**-**	**37,236**
Other losses/(gains) (net)	1,593	(19)	(27)	-	1,547
Depreciation and amortization	2,074	117	6,969	-	9,160
Adjusted earnings/(loss) before interest, tax, depreciation and amortization	**104,646**	**(44,041)**	**(12,662)**	**-**	**47,943**

Activities between segments are carried out at arm's length and are eliminated on consolidation. The amounts presented are measured consistently with the Group's external reporting. Segment assets are allocated based on the operations of the segment and the physical location of the asset.

3.2. Reconciliation of total segment adjusted EBITDA to profit/(loss) before income tax

	Note	June 30 2026	June 30 2025
		US$'000	US$'000
Total segment adjusted EBITDA		**76,492**	**47,943**
Unallocated income, expenses and eliminations:			
General and administration costs		(25,038)	(27,288)
Other gains/(losses) (net)		5,575	(1,105)
Finance income		2,274	3,616
Finance costs	4.5	(19,388)	(18,842)
Depreciation and amortization	4.3	(10,667)	(9,160)
Profit/(loss) before income tax		**29,248**	**(4,836)**

General and administration costs include employment costs of $9,800,000 (2025: $17,189,000) and other centrally managed IT, legal and other corporate costs. The reduction in employment costs within General and administration costs was due to the allocation of employee share based payments to segments from January 1, 2026.

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TELIX PHARMACEUTICALS INTERIM REPORT 2026

3.3. Operating segment assets and liabilities

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group
June 30, 2026	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Total assets	323,308	232,997	523,819	**1,080,124**	281,727	**1,361,851**
Total liabilities	157,343	25,828	141,994	**325,165**	549,011	**874,176**
Additions to non-current assets	668	172	23,658	**24,498**	—	**24,498**

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group
December 31, 2025	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Total assets	233,252	228,110	515,429	**976,791**	187,195	**1,163,986**
Total liabilities	159,523	17,099	156,599	**333,221**	415,389	**748,610**
Additions to non-current assets	19,503	67,715	324,472	**411,690**	7,840	**419,530**

Reconciling items primarily comprise cash and cash equivalents held centrally $143,494,000 (2025: $82,833,000), investments in financial assets $39,412,000 (2025: $37,094,000), property, plant and equipment $8,638,000 (2025: $6,915,000) and borrowings (convertible bonds) $496,237,000 (2025: $383,023,000) which are managed centrally.

3.4. Geographical information

	June 30, 2026	June 30, 2025
	Revenue by location of customer	Revenue by location of customer
	US$'000	US$'000
United States	468,074	381,051
Other countries	9,276	9,308
Total	**477,350**	**390,359**

	June 30, 2026	December 31, 2025
	Non-current assets by location of asset	Non-current assets by location of asset
	US$'000	US$'000
Australia	110,383	101,753
Belgium	58,441	59,460
Canada	83,156	86,643
United Kingdom	39,146	37,071
United States	492,532	481,181
Other countries	4,877	8,245
Total	**788,535**	**774,353**

The total non-current assets figure above excludes deferred tax assets.

32

4.      Profit and loss information 4.1. Revenue from contracts with customers Disaggregation of revenue from contracts with customers. The Group derives revenue from the sale and transfer of goods and services over time and at a point in time under the following major business activities: June 30 2026 June 30 2025 Recognition Operating segment US$'000 US$'000 Sale of goods At a point in time Precision Medicine 388,210 305,765 Sale of goods At a point in time Manufacturing Solutions 83,606 76,807 Royalty income At a point in time Precision Medicine 423 55 Provision of services At a point in time Manufacturing Solutions - 15 Provision of services Over time Manufacturing Solutions 5,111 3,708 Research and development services Over time Precision Medicine - 15 Research and development services Over time Therapeutics - 3,994 Total revenue from continuing operations 477,350 390,359 4.2.      Employment costs June 30 2026 June 30 2025 US$'000 US$'000 Salaries and wages 117,683 94,813 Sales commissions 4,914 3,235 Share-based payment charge 12,129 11,585 Non-Executive Directors’ fees 416 386 135,142 110,019 Salaries and wages of $1,098,000 (2025: $916,000) are included within cost of sales in the interim consolidated statement of comprehensive income. 4.3.      Depreciation and amortization June 30 2026 June 30 2025 US$'000 US$'000 Amortization of intangible assets 4,204 4,620 Depreciation 6,951 4,965 11,155 9,585 4.4.      Other income June 30 2026 June 30 2025 US$'000 US$'000 Other income from collaboration agreements (40,000) - (40,000) - INTERIM REPORT 2026 33

TELIX PHARMACEUTICALS INTERIM REPORT 2026

Regeneron Pharmaceuticals, Inc.

Overview

In April 2026, Telix entered into a research and development collaboration agreement with Regeneron Pharmaceuticals, Inc. ("Regeneron") to jointly develop and commercialize next generation radiopharmaceutical therapeutic candidates and radio-diagnostics to support patient selection and treatment response assessment. The collaboration leverages Regeneron's capabilities in antibody discovery and development and Telix's radiopharmaceutical platform, development expertise and manufacturing capabilities.

The parties will conduct research and development activities pursuant to jointly agreed research and development plans and budgets, overseen through joint governance committees. The collaboration is structured for four initial therapeutic programs, with Regeneron having the option to expand to include four additional programs. Each party is responsible for activities aligned to its respective technical expertise.

The parties will share agreed research and development costs equally, with each party responsible for funding the activities it performs and reimbursing the other party for its share of agreed costs. Telix and Regeneron will also share equally in the global commercialization costs and potential profits, with Telix retaining the option to co-promote certain potential products. If Telix elects to opt out of the co-funding model for a particular program, it would be entitled to receive development and commercial milestones, plus low double-digit royalties on future net sales, for that program.

Treatment of initial consideration

The Group has determined that the arrangement is that of a collaboration whereby Regeneron and Telix are active participants in the activities of the collaboration and exposed to significant risks and rewards dependent on the commercial success of the activities. As such, Regeneron is not determined to be a customer to which Telix transferred control of goods or services. The $40,000,000 initial consideration received from Regeneron has been recognized as other income to reflect the contribution of Telix's background intellectual property into the collaboration at inception of the arrangement.

Treatment of subsequent expenditure through the collaboration

All future spending under the collaboration will be shared equally between Regeneron and Telix. Any reimbursements of research costs from Regeneron to Telix will be recognized on a net basis in research expense. Further Telix's obligation to fund its portion of the collaboration's expenditure will be recognized within research expense.

4.5. Finance costs

	June 30 2026	June 30 2025
	US$'000	US$'000
Unwind of discount	14,533	12,410
Interest expense on lease liabilities	1,783	1,054
Convertible bond interest expense	5,334	4,911
(Gain) on repurchase of convertible bond	(2,935)	-
Interest expense	303	231
Bank fees	370	236
Finance costs	**19,388**	**18,842**

The Group recognized a gain of $2,935,000 on repurchase of the Existing Bonds being the difference between the carrying amount of the financial liability that has been extinguished and the consideration paid. Refer to note 6.1 for further details.

34

TELIX PHARMACEUTICALS

INTERIM REPORT 2026

5. Intangible assets

	Goodwill	Intellectual property	Customer relationships and brands	Software	Patents	Licenses	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2026	**198,988**	**231,399**	**85,197**	**4,324**	**372**	**72,543**	**592,823**
Additions	-	172	167	-	-	-	339
Reclassifications	-	-	-	-	-	-	-
Amortization charge	-	-	(3,000)	(196)	(3)	(1,005)	(4,204)
Changes in provisions	-	(539)	-	-	-	-	(539)
Exchange differences	(1,475)	(2,000)	-	(96)	1	(239)	(3,809)
Balance at June 30, 2026	**197,513**	**229,032**	**82,364**	**4,032**	**370**	**71,299**	**584,610**
Cost	197,513	249,036	91,389	4,756	710	74,816	618,220
Accumulated amortization	-	(20,004)	(9,025)	(724)	(340)	(3,517)	(33,610)
Net book amount	**197,513**	**229,032**	**82,364**	**4,032**	**370**	**71,299**	**584,610**
Balance as at January 1, 2025	**66,586**	**176,426**	**741**	**2,284**	**318**	**11,503**	**257,858**
Acquisition of businesses	143,660	-	90,200	806	-	15,400	250,066
Additions	-	32,410	127	1,291	46	46,030	79,904
Measurement period adjustments	4,731	-	-	-	-	-	4,731
Reclassifications	(18,759)	18,759	-	-	-	-	-
Amortization charge	-	(2,026)	(5,871)	(460)	(17)	(1,508)	(9,882)
Impairments	-	-	-	-	-	(566)	(566)
Changes in provisions	6	(565)	-	-	-	-	(559)
Exchange differences	2,764	6,395	-	403	25	1,684	11,271
Balance at December 31, 2025	**198,988**	**231,399**	**85,197**	**4,324**	**372**	**72,543**	**592,823**
Cost	198,988	250,952	91,230	4,805	715	75,095	621,785
Accumulated amortization	-	(19,553)	(6,033)	(481)	(343)	(2,552)	(28,962)
Net book amount	**198,988**	**231,399**	**85,197**	**4,324**	**372**	**72,543**	**592,823**

The Group has considered reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amounts of the intangible assets at June 30, 2026 to exceed their recoverable amounts.

35

TELIX PHARMACEUTICALS INTERIM REPORT 2026

6. Borrowings

	June 30, 2026		December 31, 2025	
	Current	Non-current	Current	Non-current
	US$'000	US$'000	US$'000	US$'000
Secured				
Bank loans	690	8,716	1,418	8,989
Working capital facility	-	(76)	-	(98)
Total secured borrowings	**690**	**8,640**	**1,418**	**8,891**
Unsecured				
Convertible bonds	10,818	496,237	11,692	383,023
Total unsecured borrowings	**10,818**	**496,237**	**11,692**	**383,023**
Total borrowings	**11,508**	**504,877**	**13,110**	**391,914**

6.1. Convertible bonds

On April 15, 2026, the Group announced the successful settlement of the issue of $600,000,000 1.50 per cent Convertible Notes due 2031 (New Bonds). The Group concurrently completed the on-market repurchase of approximately A$637,000,000 in principal of the A$650,000,000 2.375% Convertible Bonds due 2029 issued by Telix in July 2024 (Existing Bonds). The Existing Bonds repurchased represent approximately 98% of the outstanding Existing Bonds. In May 2026, the Group repurchased a further A$5,000,000 of the Existing Bonds. The New Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

The New Bonds will bear interest at a rate of 1.50 per cent per annum. Interest is payable quarterly in arrears on January 22, April 22, July 22 and October 22 in each year, beginning on July 22, 2026. The New Bonds will mature on or about April 22, 2031, unless redeemed, repurchased, or converted in accordance with their terms.

The convertible bonds are presented in the Group's consolidated statement of financial position as follows:

	June 30 2026	December 31 2025
	US$'000	US$'000
Opening balance	394,715	344,218
Unwind of discount	13,741	22,502
Interest expense	5,334	9,945
Interest paid	(5,101)	(9,871)
Repurchase of Existing Bonds	(422,499)	-
Face value of New Bonds issued	600,000	-
Transaction costs	(10,747)	-
Other equity securities - value of conversion rights	(91,709)	-
Exchange differences	23,321	27,921
Closing balance	**507,055**	**394,715**
Current	10,818	11,692
Non-current	496,237	383,023
Total convertible bond liability	**507,055**	**394,715**

Repurchase of existing convertible bonds
The total repurchase consideration is allocated between the liability and equity components using a methodology consistent with the initial recognition at issuance. The liability component is measured as the fair value of the remaining contractual cash flows at the repurchase date, discounted using prevailing market rates for comparable debt.

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TELIX PHARMACEUTICALS INTERIM REPORT 2026

The equity component associated with the repurchase was $43,254,000, calculated as the residual after allocating the fair value to the liability component. A resultant gain of $2,935,000 was recognized in profit or loss only in respect of the liability component, being the difference between the carrying amount of the liability component immediately prior to repurchase and the portion of the repurchase consideration allocated to that liability component.

Issue of New Bonds
The initial fair value of the liability portion of the New Bonds was determined using a market interest rate for an equivalent non-convertible bond at the issue date. This fair value has been reduced by directly attributable transaction costs associated with the issue of the convertible bonds. The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the bonds, which has been assessed as April 22, 2029. The remainder of the proceeds is allocated to the conversion option and recognized as part of the share capital reserve, net of income tax and a proportion of transaction costs, and is not subsequently remeasured.

6.2 Fair value

For bank loans, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

For the convertible bonds, the fair value of the liability component is outlined below. The fair value is based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

	June 30, 2026		December 31, 2025	
	Carrying amount	Fair value	Carrying amount	Fair value
	US$'000	US$'000	US$'000	US$'000
Bank loans	9,330	9,330	10,309	10,309
Convertible bonds	507,055	506,039	394,715	399,348

7. Contractual maturities of financial liabilities

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at June 30, 2026	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Non-derivatives						
Trade and other payables	169,954	691	256	-	170,901	168,972
Other non-current liabilities	-	-	4,534	-	4,534	3,224
Borrowings	5,114	5,228	644,763	2,117	657,222	516,385
Lease liabilities	7,373	7,279	36,108	40,948	91,708	63,476
Government grant liability	552	319	633	-	1,504	1,448
Contingent consideration	401	7,759	6,219	1,793	16,172	14,601
Total financial liabilities	**183,394**	**21,276**	**692,513**	**44,858**	**942,041**	**768,106**

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TELIX PHARMACEUTICALS
INTERIM REPORT 2026

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at December 31, 2025	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Non-derivatives						
Trade and other payables	114,261	36,088	-	-	150,349	150,349
Other non-current liabilities	-	-	3,673	-	3,673	3,517
Borrowings	5,860	5,958	469,257	3,024	484,099	405,024
Lease liabilities	3,051	3,969	44,409	34,994	86,423	62,082
Government grant liability	837	564	1,236	169	2,806	2,046
Contingent consideration	8,755	3,545	11,737	665	24,702	22,234
Total financial liabilities	**132,764**	**50,124**	**530,312**	**38,852**	**752,052**	**645,252**

8. Equity

8.1. Share capital

	June 30 2026	December 31 2025	June 30 2026	December 31 2025
	Number '000	**Number '000**	**US$'000**	**US$'000**
Opening balance	**338,778**	**334,725**	**479,962**	**414,012**
Shares issued through the exercise of share options and warrants[1]	742	1,693	8,168	29,722
Shares issued for Dedicaid[2]	-	38	-	467
Shares issued for Lightpoint[3]	-	269	-	4,467
Shares issued for Imaginab[4]	265	2,053	2,790	31,294
Closing balance	**339,785**	**338,778**	**490,920**	**479,962**

1. Options exercised during the year through the employee Equity Incentive Plan resulted in 742,000 (2025: 1,693,000) shares being issued for a total value of $8,168,000 (2025: $29,722,000).

2. On April 27, 2023, the Group completed the acquisition of Dedicaid GmbH. The consideration for the acquisition comprised 207,000 in Telix shares at a 10-day volume weighted average price of shares on the execution date of A$8.73 per share. During the prior year, the Group issued 37,575 fully paid ordinary shares upon satisfaction of certain milestones.

3. On November 1, 2023, the Group completed the acquisition of Lightpoint through the issue of 3,298,000 fully paid ordinary Telix shares at A$9.37 per share. During the prior year, the Group issued 269,075 fully paid ordinary shares in satisfaction of Lightpoint milestone rights.

4. On January 30, 2025, the Group completed the acquisition of ImaginAb. The consideration included the issue of 2,053,311 fully paid ordinary Telix shares at A$24.37 per share. On May 8, 2026 the Group issued 264,943 fully paid ordinary shares at A$14.75 to settle the deferred consideration on conclusion of a 15-month indemnity period.

The weighted average ordinary shares for the period January 1, 2026 to June 30, 2026 is 339,220,212 (2025: 331,226,491). The Company does not have a limited amount of authorized capital under Australian law.

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TELIX PHARMACEUTICALS
INTERIM REPORT 2026

8.2. Other reserves

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total
	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2026	**(7,368)**	**114,073**	**(5,141)**	**101,564**
Other comprehensive (loss)/income	(30,079)	-	1,207	(28,872)
Total comprehensive (loss)/income	**(30,079)**	**-**	**1,207**	**(28,872)**
Share-based payments to employees	-	12,129	-	12,129
Transfer on exercise of options	-	(5,312)	-	(5,312)
	-	**6,817**	**-**	**6,817**
Balance as at June 30, 2026	**(37,447)**	**120,890**	**(3,934)**	**79,509**

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total
	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2025	**(1,611)**	**81,404**	**(3,899)**	**75,894**
Other comprehensive	(5,757)	-	(1,242)	(6,999)
Total comprehensive (loss)/income	**(5,757)**	**-**	**(1,242)**	**(6,999)**
Share-based payments to employees	-	19,350	-	19,350
Share-based payments associated with acquisitions	-	23,287	-	23,287
Transfer Transfer on satisfaction of acquisition performance rights	-	(4,467)	-	(4,467)
Transfer on exercise of options	-	(5,501)	-	(5,501)
	-	**32,669**	**-**	**32,669**
Balance as at December 31, 2025	**(7,368)**	**114,073**	**(5,141)**	**101,564**

9. Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements.

9.1. Financial assets

Financial assets are categorized as either level 1 or level 3 financial assets and remeasured at each reporting date with movements recognized in other comprehensive income. The inputs used in the level 1 fair value calculations are with reference to published price quotations for the associated equity instruments in an active market. The sensitivity analysis below reflects exposure to financial assets measured by reference to published price quotations, which excludes the Group's restricted cash balance.

Level 3 financial assets are subject to key assumptions and unobservable inputs which include risk adjusted post-tax discount rates and forecasted discounted cashflows. These inputs significantly impact the underlying value of these assets.

Sensitivity of level 1 financial assets

An increase/(decrease) of 10% in the share price of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $224,000 (December 31, 2025: $102,000).

39

Sensitivity of level 3 financial assets An increase/(decrease) of 10% in the discounted cashflows of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $274,000 (December 31, 2025: $266,000). 9.2. Financial liabilities Contingent consideration liabilities are categorized as level 3 financial liabilities and remeasured at each reporting date with movements recognized in profit or loss, except in instances where changes are permitted to be added to/reduce an associated asset. The inputs used in fair value calculations are determined by Management. The carrying amount of financial liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on Management’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. Sensitivity of level 3 financial liabilities The potential effect of using reasonably possible alternative assumptions in valuation models, based on a change in the most significant input, such as sales volumes, by an increase/(decrease) of 10% while holding all other variables constant will increase/(decrease) profit before tax by $239,000 (December 31, 2025: $275,000). Valuation processes The finance team of the Group performs the valuation of contingent consideration liabilities required for financial reporting purposes, including level 3 fair values. This team reports directly to the Chief Financial Officer (CFO). Discussions of valuation processes and results are held between the CFO and Board at least once every six months, in line with the Group’s half-yearly reporting periods. The main level 3 inputs used by the Group in measuring the fair value of contingent consideration liabilities are derived and evaluated as follows: • discount rates are determined by an independent third-party using a weighted average cost of capital model to calculate a post-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. • regulatory/marketing authorization approval dates and approval for marketing authorization probability risk factors are derived in consultation with the Group’s regulatory team. • expected sales volumes and net sales price per unit are estimated based on market information on annual incidence rates and information for similar products and expected market penetration. • contingent consideration cash flows are estimated based on the terms of the sale contract. Changes in fair values are analyzed at the end of each reporting period during the half-yearly valuation discussion between the CFO and Board. As part of this discussion the CFO presents a report that explains the reason for the fair value movement. 10.   Contingent liabilities The Group has received a subpoena from the U.S. Securities and Exchange Commission (SEC) seeking various documents and information primarily relating to the Group’s disclosures regarding the development of the Group’s prostate cancer therapeutic candidates. This matter remains a fact-finding request. Telix is cooperating with the subpoena including responding to the SEC’s requests. The SEC has not asserted any charges against the Group or any of its personnel, and no conclusions have been reached. At this stage, the Group cannot predict the duration, scope or outcome of this matter. The Group will continue to monitor the inquiry and update its disclosures as appropriate. On November 10, 2025, a putative securities class action complaint was filed in the United States District Court for the Southern District of Indiana seeking, among other relief, class certification, designation of a lead plaintiff, damages and a jury trial. On January 20, 2026, the Group was formally served the complaint on behalf of a purported U.S. shareholder. The Group has filed a motion to dismiss this matter. This case is still in its earliest stages, and the Group plans to rigorously defend itself in this matter. No class has been certified and the court has not ruled on any dispositive motions. At this stage, the Group cannot predict the duration, scope or outcome of this matter. Legal fees and other costs associated with contingent matters, including litigation, regulatory inquiries and investigations, are expensed as incurred. INTERIM REPORT 2026 40

10.1.   Commitments The Group has commitments against existing development activities and capital commitments relating to property plant and equipment and the purchase of isotope raw materials . R&D commitments are estimated based on the contractual obligations included within agreements entered into by the Group, to the extent that a work order has been executed with the vendor. The Group's supply agreements contain minimum purchase commitments in certain situations, the amount and timing of which are not known. Additionally, the Group enters into contracts in the normal course of business with clinical trial sites and clinical supply manufacturers and with vendors for preclinical studies and clinical trials, research supplies and other services and drugs for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancellable contracts. The Group has entered into in-licensing arrangements with various companies. Such agreements may require the Group to make payments on achievement of stages of development, launch or revenue milestones and may include variable payments that are based on unit sales or profit (e.g., royalty and profit share payments). The amount of variable payments under these agreements are inherently uncertain and difficult to predict, given the direct link to future sales, profit levels and the range of outcomes. These payments are not included in this table of contractual obligations. To the extent a commitment is determined to be onerous, these are provided for within provisions in the Consolidated statement of financial position. At June 30, 2026 and at the date of these financial statements, the Group had capital commitments relating to the construction of the Seneffe (Brussels South) manufacturing facility and the purchase of isotope raw materials from a vendor over a three-year period. Due < 1 year Due > 1 year1. US$'000 US$'0001. As at June 30, 2026 Capital commitments 42,665 6,410 R&D commitments 53,234 13,309 95,899 19,719 As at December 31, 2025 Capital commitments 35,822 11,367 R&D commitments 30,402 7,601 66,224 18,968 11.     Events occurring after the reporting period There were no subsequent events that required adjustment to or disclosure in the financial statements of the Group for the half-year ended June 30, 2026. INTERIM REPORT 2026 41

Directors’ declaration In the opinion of the Directors: a. the financial statements and notes of the Group are in accordance with the Australian Corporations Act 2001 (Cth), including: i. giving a true and fair view of the Group's financial position as at June 30, 2026 and of its performance for the half-year ended on that date. ii. complying with applicable Accounting Standards, the Corporations Regulation 2001 and other mandatory professional reporting requirements. b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. This declaration is made in accordance with a resolution of the Directors and has been made after receiving the declarations by the Chief Executive Officer and Chief Financial Officer for the half-year ended June 30, 2026. Mark Nelson Christian Behrenbruch Interim Chair Managing Director and Group CEO August 20, 2026 August 20, 2026 INTERIM REPORT 2026 42

Independent auditor's review report to the members of Telix Pharmaceuticals Limited Report on the half-year financial report Conclusion We have reviewed the half-year financial report of Telix Pharmaceuticals Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the interim consolidated statement of financial position as at June 30, 2026, the interim consolidated statement of comprehensive income, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the half-year ended on that date, material accounting policy information and selected explanatory notes and the directors’ declaration. Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Telix Pharmaceuticals Limited does not comply with the Corporations Act 2001 including: 1. giving a true and fair view of the Group’s financial position as at June 30, 2026 and of its performance for the half-year ended on that date; and 2. complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. Basis for conclusion We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001 T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation. INTERIM REPORT 2026 43

Responsibilities of the directors for the half-year financial report The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error. Auditor’s responsibilities for the review of the half-year financial report Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at June 30, 2026 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Jon Roberts Melbourne Partner August 20, 2026 INTERIM REPORT 2026 44

TELIX PHARMACEUTICALS INTERIM REPORT 2026

Glossary of terms and abbreviations

Abbreviation	Term	Abbreviation	Term
AASB	Australian Accounting Standards Board	MAA	Marketing Authorization Application
ADS	American Depositary Shares	mCRPC	Metastatic castration-resistant prostate cancer
AGM	Annual General Meeting	MDR	Medical Devices Regulation
ARC	Audit and Risk Committee	MHRA	Medicines and Healthcare Products Regulatory Agency
ASIC	Australian Securities and Investments Commission	MRI	Magnetic resonance imaging
ASX	Australian Securities Exchange	NDA	New Drug Application
AUASB	Auditing and Assurance Standards Board	NED	Non-Executive Director
BLA	Biologics License Application	NPP	Named patient program
CAIX	Carbonic anhydrase IX	NRC	Nuclear Regulatory Commission
ccRCC	Clear cell renal cell carcinoma	ODD	Orphan drug designation
CMC	Chemistry, Manufacturing and Controls	PDUFA	Prescription Drug User Fee Act
CRL	Complete Response Letter	PDGFRα	Platelet-derived growth factor receptor alpha
CT	Computed tomography	PET	Positron emission tomography
EAP	Early or expanded access program	PSA	Prostate-specific antigen
EBIT	Earnings before interest and taxes	PSARs	Performance Share Appreciation Rights
EBITDA	Earnings before interest, taxes, depreciation and amortization	PSMA	Prostate-specific membrane antigen
EBRT	External beam radiation therapy	PSMA-PET	Prostate-specific membrane antigen imaging with positron emission tomography
EEA	European Economic Area	R&D	Research and Development
EIP	Equity Incentive Plan	R&I	Research and Innovation
EMA	European Medicines Agency	rADC	Radio antibody-drug conjugate
ERMF	Enterprise Risk Management Framework	REACH	Registration, Evaluation and Authorization of Chemicals
ESG	Environment, Social and Governance	REMS	Risk Evaluation and Mitigation Strategy
ESPP	Employee Stock Purchase Plan	rPFS	Radiographic progression-free survival
FAP	Fibroblast activation protein	RTF	Refuse to File
FCPA	Foreign Corrupt Practices Act	SDP	Securities Dealing Policy
FDA	United States Food and Drug Administration	SEC	Securities and Exchange Commission
FIH	First-in-human	SGX	Securities Trading Limited
GAAP	Generally Accepted Accounting Principles	SoC	Standard of care
GET	Group Executive Team	SOP	Standard operating procedure
GMP	Good Manufacturing Practice	SOX	Sarbanes-Oxley Act
IFRS	International Financial Reporting Standards	SPECT	Single photon emission computed tomography
IIT	Investigator-initiated trial	STS	Soft tissue sarcoma
IND	Investigational new drug	STVR	Short Term Variable Remuneration
IRB	Institutional Review Board	TAT	Targeted alpha therapy
IRM	Indeterminate renal mass	TFR	Total Fixed Remuneration
ISMS	Information Security Management System	TGA	Therapeutic Goods Administration (Australia)
ISSB	International Sustainability Standards Board	TMS	Telix Manufacturing Solutions
KMP	Key management personnel		
LTVR	Long Term Variable Remuneration		

45

Company directory Directors Mark Nelson (Interim Chair) Christian Behrenbruch (MD & CEO) David Gill William (Bill) Jellison Marie McDonald Maria Rivas Jann Skinner Company Secretary Shomalin Naidoo (Interim) Investor Relations and Corporate Communications Kyahn Williamson Registered Office Telix Pharmaceuticals Limited 55 Flemington Road North Melbourne VIC 3051 info@telixpharma.com www.telixpharma.com Australian Business Number 85 616 620 369 Securities Exchange Listing Australian Securities Exchange ASX: TLX Nasdaq Global Select Market NASDAQ: TLX Auditor PricewaterhouseCoopers 2 Riverside Quay Southbank VIC 3006 Share Registry MUFG Corporate Markets (AU) Limited A division of MUFG Pension & Market Services (Formerly Link Market Services) Locked Bag A14 Sydney South NSW 1235 Australia P: 1300 554 474 F: (02) 9287 0303 www.mpms.mufg.com Depository Registry JP Morgan Chase Bank N.A.Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0854 General (within U.S.) +1 800 990 1135 From outside the U.S. +1 651 453 2128 www.shareowneronline.com INTERIM REPORT 2026 46